SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549
                                FORM N-8A

                       NOTIFICATION OF REGISTRATION
                  FILED PURSUANT TO SECTION 8(a) OF THE
                      INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  First Trust Exchange-Traded Fund III

Address of Principal Business Office (No. & Street, City, State, Zip Code):

         1001 Warrenville Road, Suite 300, Lisle, Illinois 60532

Telephone Number (including area code):

         (630) 241-4141

Name and Address of agent for service of process:

         W. Scott Jardine
         First Trust Portfolios L.P.
         1001 Warrenville Road, Suite 300
         Lisle, Illinois 60532

Check appropriate box:

         Registrant is filing a Registration Statement pursuant to
         Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

         Yes [ ]   No [X]


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Item 1.  Exact Name of Registrant:

         First Trust Exchange-Traded Fund III

Item 2. Name of State Under the Laws of Which Registrant Was Organized or Created and the Date of Such Organization or Creation:

         Massachusetts, January 9, 2008

Item 3.  Form of Organization of Registrant:

         Trust

Items 4 and 5.  Classification of Registrant:

         A Non-Diversified Open-End Investment Management Company

Item 6.  Name and Address of the Investment Adviser of Registrant:

         First Trust Advisors L.P.
         1001 Warrenville Road, Suite 300
         Lisle, Illinois 60532

Item 7.  Name and Address of Each Officer and Trustee of Registrant:

         James A. Bowen
         President and Sole Trustee
         First Trust Exchange-Traded Fund III
         1001 Warrenville Road, Suite 300
         Lisle, Illinois 60532

Item 8.  Not Applicable.

Item 9.

         (a)  No.

         (b) Not applicable.

         (c) The registrant does not presently propose to make a public offering of its securities.

         (d) No.

         (e) Not applicable.

Item 10. The current value of the registrant's assets is $0.

Item 11. No.

Item 12. Not applicable.



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Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Lisle and State of Illinois on the 14th day of October, 2008.

                                        FIRST TRUST EXCHANGE-TRADED FUND III
                                        (Name of Registrant)

                                         By: /s/ James A. Bowen
                                             ----------------------------
                                             James A. Bowen, President,
                                             Chairman of the Board and Trustee



Attest: /s/ W. Scott Jardine
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        W. Scott Jardine
        Secretary